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July 20, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	India Globalization Capital, Inc. (“Issuer”) Registration Statement No. 333-124942

Dear Mr. Reynolds:

     At the request of Securities Commissioner of the Maryland Securities Division, we would like to inform you that the Issuer is requesting withdrawal of its application for registration in the State of Maryland.

     If you have any questions about any of the foregoing, please contact the undersigned. Thank you.

Very truly yours,
/s/ Peter J. Bilfield
Peter J. Bilfield

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